Sun Life Financial announces quarterly common dividend of 21 cents per share

Toronto — April 29, 2004 — The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 21 cents per common share, payable June 30, 2004, to shareholders of record at close of business on May 26, 2004.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2003, the Sun Life Financial group of companies had total assets under management of CDN$359.0 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas Director, Media and Public Relations Tel: 416-979-6070 nicholas.thomas@sunlife.com	Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 Investor.relations@sunlife.com